Exhibit 99.1

FOR IMMEDIATE RELEASE	September 10, 2014

Micromem Technologies Inc. Selects Flextronics
to Manufacture and Deliver Lab-on-a-Chip to the Automotive Industry

Toronto, New York, September 10, 2014: Micromem Technologies Inc. (the “Company” or “Micromem”) (CSE: MRM, OTCBB: MMTIF) through its wholly owned subsidiary Micromem Applied Sensor Technologies Inc. (MAST), announces they have contracted with Flextronics International Ltd. (“Flextronics”) (NASDAQ: FLEX) (http://www.flextronics.com/), a Tier 1 automotive end-to-end supply chain solutions provider.

Under the terms of the agreement Flextronics will be granted worldwide exclusivity to manufacture and distribute the oil pan plug sensor suite. Annual revenue to Micromem is expected to grow to over $18M USD over the next ten years as the market penetration matures.

MAST’s Lab-on-a-Chip, which resides inside a standard oil pan drain plug measures a multitude of oil and vehicle properties, including oil pan level, crankcase pressure, 3-axis orientation of the vehicle, temperature and the analytical condition of the engine oil in real time. The device communicates wirelessly via the automobile’s Tire Pressure Monitoring System (TPMS). This eliminates all traditional wires, oil pan penetrations and labor associated with installing traditional sensors in the oil pan. The ability to measure the analytical condition of the engine oil in real time is a big step forward compared to traditional manual sampling and lab analysis of the engine oil. The product is self-powered, not relying on vehicle power for its operation. The relationship with Flextronics not only provides Micromem with access to the entire automotive industry for this product, it provides access to develop and deliver other products using our Lab-on-a-Chip design.

Chris Obey, President of Flextronics Automotive stated: “We believe that the multiple integrated function that will be performed by Micromem’s Lab-on-a-Chip technology is a game changer for the automotive industry and we look forward to providing them with our unparalleled supply chain solutions for this innovative product.”

Steven Van Fleet, President of MAST stated “This relationship is the culmination of two years of early product development for Micromem. Our innovation model included MAST working directly with a major automotive OEM and ultimately our Proof of Concept oil pan plug sensor suite was extensively tested on the OEM’s dynamometer. This is not the normal approach to offering new products to the automotive industry and resulted in product functionality that aligns precisely with the OEM’s requirements. We turned the risk of underwriting the early product development investment with the OEM into a world leading delivery team for this highly innovative product.”

Joseph Fuda, CEO of Micromem stated: “Partnering with a company of this caliber allows us to participate in the early stages of automotive product planning and to incorporate more advanced technology into the automotive industries ever changing requirements. Better insights into the automotive industry’s future plans have helped to shape MAST’s product offerings. The lab-on-a chip is a shining example of the value of this new automotive industry approach. The opportunities this first project offers in a partnership like this are exciting.”

About Micromem and MASTInc
MASTInc is a wholly owned U.S.-based subsidiary of Micromem Technologies Inc., a publicly traded (OTC BB: MMTIF, CSE: MRM) company. MASTInc analyzes the specific industry sectors to create intelligent game-changing applications that address unmet market needs. By leveraging its expertise and experience with sophisticated magnetic sensor applications, MASTInc successfully powers the development and implementation of innovative solutions for healthcare/biomedical, natural resource exploration, government, information technology, manufacturing, and other industries. Visit www.micromeminc.com www.mastinc.com.

About Flextronics
Flextronics International Ltd. (Reg. No. 199002645H) is a leading end-to-end supply chain solutions company that delivers design, engineering, manufacturing and logistics services to a range of industries and end-markets, including data networking, telecom, enterprise computing and storage, industrial, capital equipment, appliances, automation, medical, automotive, aerospace and defense, energy, mobile, computing and other electronic product categories. Flextronics is an industry leader with $26 billion in sales, generated from helping customers design, build, ship, and service their products through an unparalleled network of facilities in approximately 30 countries and across four continents. Flextronics service offerings and vertically integrated component technologies optimize customer supply chains by lowering costs, increasing flexibility, and reducing time-to-market. For more information, visit www.flextronics.com or follow us on Twitter @flextronics.

Safe Harbor Statement
This press release contains forward-looking statements. Such forward-looking statements are subject to a number of risks, assumptions and uncertainties that could cause the Company’s actual results to differ materially from those projected in such forward-looking statements. In particular, factors that could cause actual results to differ materially from those in forward looking statements include: our inability to obtain additional financing on acceptable terms; risk that our products and services will not gain widespread market acceptance; continued consumer adoption of digital technology; inability to compete with others who provide comparable products; the failure of our technology; the infringement of our technology with proprietary rights of third parties; inability to respond to consumer and technological demands; inability to replace significant customers; seasonal nature of our business; and other risks detailed in our filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date made and are not guarantees of future performance. We undertake no obligation to publicly update or revise any forward-looking statements. When used in this document, the words “believe,” “expect,” “anticipate,” “estimate,” “project,” “plan,” “should,” “intend,” “may,” “will,” “would,” “potential,” and similar expressions may be used to identify forward-looking statements.

The CSE or any other securities regulatory authority has not reviewed and does not accept responsibility for the adequacy or accuracy of this press release that has been prepared by management.

Listing: NASD OTC-Bulletin Board - Symbol: MMTIF
                CSE - Symbol: MRM
Shares issued: 179,806,616
SEC File No: 0-26005
Investor Contact: info@micromeminc.com; Tel. 416-364-2023
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